Exhibit 100.1

Unisys Makes NICE inContact CXone Key Part of Global Omnichannel
Service Solution

CXone helps Unisys deliver peak customer experience to service-desk clients anytime, anywhere around the world

Salt Lake City, October 24, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that Unisys Corporation has integrated NICE inContact CXone, the world’s #1 cloud customer experience platform, as the core omnichannel contact center technology in the Unisys InteliServe™ service solution.

InteliServe transforms the traditional service desk into an intelligent, user-centric experience aligned with the needs of the modern digital workplace. CXone Omnichannel Routing enables creation of virtual agents that complement the expertise of Unisys live agents and operate across phone, email, web, video, chat, service portals and social media to provide users with anytime, anywhere access to service via whatever channel is most convenient at a given time.

Unisys has already begun deploying InteliServe with CXone at its global client service centers.

“Unisys selected NICE inContact CXone as a true cloud player to provide leading-edge contact center technology for our advanced InteliServe solution. NICE inContact demonstrated that they can provide the global reach we need to support our multilingual, international client base and help us deliver economical, comprehensive service to keep our clients’ users productive and their customers satisfied around-the-clock, worldwide,” said Mickey Davis, global vice president, Managed Workplace Services, Unisys. “CXone provides the speed of deployment, fast return on investment and seamless integration capabilities we need to fulfil our service mission.”

“This choice by Unisys demonstrates what we’re seeing in the marketplace – accelerated adoption of NICE inContact CXone by global organizations that are moving to the cloud. Enterprises are primed to benefit from the CXone open cloud customer experience platform. CXone powers companies to deliver exceptional customer experiences that build loyalty, advocacy and wallet share,” said Paul Jarman, NICE inContact CEO. “It’s a pleasure working with Unisys and their global enterprise clients to achieve quicker ROI.”

IT research and advisory firm NelsonHall named Unisys a Leader in its 2018 NEAT Evaluation for Next Generation End-User Computing Services and NICE inContact was named a Leader in the 2018 Gartner Cloud Contact Center as a Service (CCaaS) Magic Quadrant, North America as it has been every year since the report debuted in 2015.

Consistency was a factor in Unisys selecting NICE inContact. Another factor was its Federal Risk and Authorization Management Program (FedRAMP) certification, as Unisys works with several federal government agencies. NICE inContact is the first and only cloud contact center solution to receive Authorization to Operate (ATO) for FedRAMP. Obtaining authorization to operate is an extremely rigorous process and reflects that NICE inContact offers one of the most secure environments available to contact centers.

About Unisys
Unisys is a global information technology company that builds high-performance, security-centric solutions for the most demanding businesses and governments on Earth. Unisys offerings include security software and services; digital transformation and workplace services; industry applications and services; and innovative software operating environments for high-intensity enterprise computing. For more information on how Unisys builds better outcomes securely for its clients across the Government, Financial Services and Commercial markets, visit www.unisys.com.

About NICE inContact CXone
NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, Forrester, Ovum, IDC, Frost & Sullivan, DMG, and Ventana. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.